UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 4, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 4 November 2020 entitled ‘VODAFONE EGYPT ACQUIRES SPECTRUM TO EXPAND NETWORK CAPACITY’.

RNS Number : 2954E

Vodafone Group Plc

04 November 2020

4 November 2020

VODAFONE EGYPT ACQUIRES SPECTRUM TO EXPAND NETWORK CAPACITY

Vodafone Egypt has acquired 40 MHz of 2.6 GHz TDD spectrum from the National Telecommunications Regulatory Authority (NTRA). The spectrum will enable Vodafone Egypt to significantly expand network capacity to meet growing demand for reliable, high quality voice and data services.

The spectrum acquired has a ten-year licence term through to 2030. Payments will be phased over three years, with an initial payment of $270 million (€230 million) upon receipt of the spectrum and two further payments of $135 million (€115 million) due in 2021 and 2022 respectively.

Vodafone Egypt has the following spectrum holdings before and after the auction:

	Existing Holding	Purchased	Post-purchase
900 MHz	2 x 12.5 MHz (Exp. 2031)		2 x 12.5 MHz (Exp. 2031)
1800 MHz	2 x 10 MHz (Exp. 2031)		2 x 10 MHz (Exp. 2031)
2.1 GHz	2 x 20 MHz (Exp. 2031)		2 x 20 MHz (Exp. 2031)
2.6 GHz		40 MHz (Exp. 2030)	40 MHz (Exp. 2030)

- ends -

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa.  We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more.  As at 30 June 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future.  We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 4, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary